Fiscal 2019 Fourth Quarter and Full Year Ended 31 March 2019

Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the consolidated financial statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“US GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as debt restructuring and acquisition costs, asset impairments, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the pre-tax special items (items listed above) and tax special items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with US GAAP. These non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its consolidated financial statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-US GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 21 May 2019, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au
NOTE TO THE READER:
As of 30 June 2018, the Company changed its reportable operating segments. Previously, the Company reported on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. As of 30 June 2018, the Company began reporting on five operating segments: (i) North America Fiber Cement, (ii) Asia Pacific Fiber Cement, (iii) Europe Building Products, (iv) Other Businesses, and (v) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European Fiber Cement business, as well as the newly acquired Fermacell business, are now reported as the Europe Building Products segment, and the remaining

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	1

Fiscal 2019 Fourth Quarter and Full Year Ended 31 March 2019

businesses that were historically reported in the International Fiber Cement segment are now reported in the Asia Pacific Fiber Cement segment. The Company has revised its historical segment information for the fourth quarter and full year ended 31 March 2018 to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company's financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 18 of our consolidated financial statements for further information on our segments.

Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	2

GROUP RESULTS

James Hardie Industries plc
Results for the 4th Quarter and Full Year Ended 31 March

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	Change %	FY19	FY18	Change %
Net sales	$624.8	$525.9	19	$2,506.6	$2,054.5	22
Cost of goods sold	(414.2)	(334.8)	(24)	(1,675.6)	(1,324.3)	(27)
Gross profit	210.6	191.1	10	831.0	730.2	14

Selling, general and administrative expenses	(102.3)	(85.1)	(20)	(403.6)	(311.3)	(30)
Research and development expenses	(9.4)	(8.9)	(6)	(37.9)	(33.3)	(14)
Asset impairments	(2.8)	—		(15.9)	—
Asbestos adjustments	(73.4)	(192.9)	62	(22.0)	(156.4)	86
EBIT	22.7	(95.8)		351.6	229.2	53

Net interest expense	(13.3)	(7.9)	(68)	(50.1)	(29.5)	(70)
Loss on early debt extinguishment[1]	—	—		(1.0)	(26.1)	96
Other income	—	0.5		0.1	0.7	(86)
Operating profit (loss) before income taxes	9.4	(103.2)		300.6	174.3	72
Income tax (expense) benefit	(8.6)	45.6		(71.8)	(28.2)
Net operating profit (loss)	$0.8	$(57.6)		$228.8	$146.1	57

Earnings per share - basic (US cents)	—	(13)		52	33
Earnings per share - diluted (US cents)	—	(13)		52	33

Volume (mmsf)	942.2	715.7	32	3,670.0	2,767.5	33

[1]Readers are referred to Note 10 of our 31 March 2019 consolidated financial statements for further information related to long-term debt
Net sales for the quarter and full year increased 19% and 22%, respectively, from the prior corresponding periods to US$624.8 million and US$2,506.6 million, respectively. For both periods, net sales were favorably impacted by the acquisition of Fermacell in Europe and higher net sales in the North America Fiber Cement segment.

Gross profit of US$210.6 million for the quarter and US$831.0 million for the full year increased 10% and 14%, respectively, when compared to prior corresponding periods. Gross profit margin of 33.7% for the quarter and 33.2% for the full year, decreased 2.6 percentage points and 2.3 percentage points, respectively, when compared to the prior corresponding periods.

Selling, general and administrative (“SG&A”) expenses for the quarter and full year increased 20% and 30%, respectively, when compared to the prior corresponding periods. The increase is primarily driven by the SG&A costs in the Europe Building Products segment, due to the acquisition of Fermacell on 3 April 2018 and the corresponding transaction and integration costs, as well as, higher labor and discretionary costs in the North America Fiber Cement segment.

Asset impairments for the full year reflects asset impairment charges of US$12.9 million related to our decision to discontinue our windows business, and US$3.0 million related to our decision to discontinue our Multiple Contour Trim ("MCT") product line.

Asbestos adjustments for the full year primarily reflects the unfavorable movement in the actuarial adjustment of US$72.7 million recorded at year end in line with KPMGA's actuarial report partially offset by the effect of foreign exchange on Asbestos net liabilities.

Interest expense for the quarter and full year increased due to the higher average debt balance, primarily due to funding the acquisition of Fermacell.

Income tax expense for the quarter and full year increased when compared to the prior corresponding periods due to the movement in asbestos adjustments and a change in the accounting treatment of intangible assets which did not apply in the prior corresponding period, partially offset by a decrease in the US corporate income tax rate.

Net operating profit increased for the quarter and full year, primarily driven by the favorable movement in asbestos adjustments and higher gross profit, partially offset by higher income tax expense and SG&A expenses.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	3

OPERATING RESULTS - SEGMENT

North America Fiber Cement Segment
Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	Change	FY19	FY18	Change
Volume (mmsf)	593.3	586.8	1%	2,308.1	2,238.8	3%
Average net sales price per unit (per msf)	US$704	US$692	2%	US$718	US$698	3%

Fiber cement net sales	422.0	410.1	3%	1,676.9	1,578.1	6%
Gross profit			(4%)			3%
Gross margin (%)			(2.6 pts)			(0.9 pts)
EBIT	95.1	103.4	(8%)	382.5	381.9	—
EBIT margin (%)	22.5	25.2	(2.7 pts)	22.8	24.2	(1.4 pts)
EBIT excluding product line discontinuation[1]	95.1	103.4	(8%)	387.9	381.9	2%
EBIT margin excluding product line discontinuation[1](%)	22.5	25.2	(2.7 pts)	23.1	24.2	(1.1 pts)

[1] Excludes product line discontinuation expenses of nil for the quarter and US$5.4 million for fiscal year 2019. These expenses include asset impairments of US$3.0 million, and a one-time charge of US$2.4 million to cost of goods sold associated with our decision to discontinue our MCT product line, as well as certain excess and obsolete ColorPlus® color palettes

Net sales for the quarter and full year were favorably impacted by higher sales volumes and a higher average net sales price compared to prior corresponding periods. The increase in volume includes growth in exteriors for the quarter and full year of 3% and 5%, respectively, compared to the prior corresponding periods, reflecting slight growth above the market index. This increase in volume was partially offset by a decrease in interiors volume for the quarter and full year of 10% and 4%, respectively. The increase in average net sales price of 2% for the quarter primarily reflects the annual change in our strategic pricing effective April 2018, partially offset by tactical pricing. For the full year, the increase in average net sales price of 3% primarily reflects the annual change in our strategic pricing effective April 2018.

We note that there are a number of data sources that measure US housing market growth. At the time of filing our results for the period ended 31 March 2019, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the quarter were 184,500, or 5% below the prior corresponding period. For the full year ended 31 March 2019, single family housing starts were 865,400, or flat compared to the prior corresponding period. We note that the US Census Bureau's data can be different from other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

Results Including Product Line Discontinuation Expenses

The change in gross margin for the quarter and full year can be attributed to the following components:

For the Three Months Ended 31 March 2019:
Higher average net sales price	1.1	pts
Higher production and other costs	(3.7	pts)
Total percentage point change in gross margin	(2.6	pts)

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	4

OPERATING RESULTS - SEGMENT

For the Full Year Ended 31 March 2019:
Higher average net sales price	2.0	pts
Higher start up costs	(0.1	pts)
Higher production and other costs	(2.8	pts)
Total percentage point change in gross margin	(0.9	pts)

Gross margin for the quarter decreased 2.6 percentage points compared to the prior corresponding period. This decrease was primarily due to higher production costs, partially offset by a higher average net sales price. Higher production costs were driven by higher input costs, primarily due to market rates for pulp and unfavorable plant performance.

Gross margin for the full year decreased 0.9 percentage points, compared to prior corresponding period. This decrease was primarily due to higher production costs, partially offset by a higher average net sales price. Higher production costs were driven by higher input costs, primarily due to market rates for pulp and freight. In addition, gross margin for the full year decreased as a result of a one-time charge of US$2.4 million from our decision to discontinue the MCT product line and certain excess and obsolete ColorPlus® color palettes related to our win-with-color strategy.

For the full year of fiscal year 2019, we experienced significant inflationary trends across our key input costs, especially in pulp, and other raw materials. In addition, the freight market in the first half of fiscal year 2019 was in very tight supply, and as a result, market rates for freight exhibited significant inflationary pricing.

As a percentage of sales, SG&A expenses was flat for the quarter and increased 0.3 percentage points for the full year, when compared to the prior corresponding periods. SG&A expenses for the quarter and full year were higher compared to the prior corresponding periods, driven primarily by higher labor related costs and higher discretionary spend.

EBIT for the quarter decreased 8% compared to the prior corresponding period, primarily driven by a 4% decrease in gross profit and higher SG&A expenses. EBIT for the full year was flat compared to the prior corresponding period, primarily driven by a 3% increase in gross profit, offset by higher SG&A expenses and product line discontinuation expenses of US$5.4 million.

EBIT margin for the quarter and full year decreased 2.7 percentage points and 1.4 percentage points to 22.5% and 22.8%, respectively, when compared to the prior corresponding periods, driven primarily by the decrease in gross margin. EBIT margin for the full year was additionally impacted by higher SG&A expenses as described above and product line discontinuation expenses.

Results Excluding Product Line Discontinuation Expenses

Gross margin for the full year, excluding product line discontinuation expenses, decreased compared to the prior corresponding period, primarily driven by higher production costs, partially offset by a higher average net sales price. Higher production costs were primarily due to higher input and freight costs.

EBIT for the full year, excluding product line discontinuation expenses, increased 2%, compared to the prior corresponding period, driven by an increase in gross profit, partially offset by higher SG&A expenses.

EBIT margin for the full year, excluding product line discontinuation expenses, decreased 1.1 percentage points to 23.1% when compared to the prior corresponding period, primarily driven by the decrease in gross margin and higher SG&A expenses.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	5

OPERATING RESULTS - SEGMENT

Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, and (iii) Philippines Fiber Cement.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	Change	FY19	FY18	Change
Volume (mmsf)	129.9	121.6	7%	546.1	494.7	10%
Average net sales price per unit (per msf)	US$701	US$767	(9%)	US$724	US$762	(5%)

Fiber cement net sales	102.3	105.1	(3%)	446.8	425.4	5%
Gross profit			(16%)			(6%)
Gross margin (%)			(4.9 pts)			(3.9 pts)
EBIT	20.5	26.3	(22%)	99.8	108.1	(8%)
EBIT margin (%)	20.0	25.0	(5.0 pts)	22.3	25.4	(3.1 pts)

The Asia Pacific Fiber Cement segment results in US dollars were unfavorably impacted by average foreign exchange rate movements for the quarter and full year as detailed in the table below:

	Q4 FY19			Full Year FY19
	Results in AUD	Results in USD	Impact of FX	Results in AUD	Results in USD	Impact of FX
Average net sales price per unit (per msf)	+1%	-9%	-10%	+1%	-5%	-6%
Net sales	+7%	-3%	-10%	+11%	+5%	-6%
Gross profit	-7%	-16%	-9%	FLAT	-6%	-6%
EBIT	-14%	-22%	-8%	-2%	-8%	-6%

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	Change	FY19	FY18	Change
Volume (mmsf)	129.9	121.6	7%	546.1	494.7	10%
Average net sales price per unit (per msf)	A$984	A$976	1%	A$992	A$985	1%

Fiber cement net sales	143.6	133.8	7%	612.2	549.7	11%
Gross profit			(7%)			—
Gross margin (%)			(5.1 pts)			(4.0 pts)
EBIT	28.8	33.5	(14%)	136.5	139.8	(2%)
EBIT margin (%)	20.1	25.0	(4.9 pts)	22.3	25.4	(3.1 pts)

Volume for the quarter and full year increased 7% and 10%, respectively, compared to the prior corresponding periods, primarily driven by our Australian and Philippines businesses gaining volume growth above their underlying market growth. In Australia, volume growth was driven by market penetration and category share

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	6

OPERATING RESULTS - SEGMENT

gains. In the Philippines, volume growth was due to strategic distributor programs resulting in market penetration. Fiber cement net sales in Australian dollars for the quarter and full year increased 7% and 11%, respectively, compared to the prior corresponding periods, primarily driven by higher volume across all regions.

Gross profit in Australian dollars decreased 7% for the quarter compared to the prior corresponding period. The decrease for the quarter was primarily driven by higher input costs, partially offset by higher net sales. Gross profit was flat for the full year due to higher production costs driven by higher pulp and freight costs, as well as unfavorable plant performance in New Zealand, offset by higher net sales.

In Australian dollars, the change in gross margin for the quarter and full year can be attributed to the following components:

For the Three Months Ended 31 March 2019:
Higher average net sales price	0.4	pts
Higher production costs	(5.5 pts)
Total percentage point change in gross margin	(5.1 pts)

For the Full Year Ended 31 March 2019:
Higher average net sales price	0.3	pts
Higher production costs	(4.3 pts)
Total percentage point change in gross margin	(4.0 pts)

As a percentage of sales, SG&A expenses in Australian dollars was flat for the quarter and decreased 0.8 percentage points for the full year when compared to the prior corresponding periods. EBIT in Australian dollars decreased 14% and 2% for the quarter and full year, respectively, when compared to the prior corresponding periods to A$28.8 million and A$136.5 million, respectively.

Country Analysis

Australia Fiber Cement

Net sales in local currency for the quarter and full year increased 5% and 11%, respectively, from the prior corresponding periods, primarily due to an increase in volume and the favorable impact of our price increase. The key driver of volume growth was market penetration, as we gained market share compared to the prior corresponding periods, despite a continued, softening market. The market share gains were driven by the addition of several large customers, including one large customer in the first half of fiscal year 2018, and another large customer in the first quarter of fiscal year 2019. The volume growth during the quarter and full year was most prominent in the East Coast regions, and was realized in both the new construction and additions and alterations markets.

EBIT in local currency for the quarter and full year decreased 14% and increased 3%, respectively, when compared to the prior corresponding periods. The decrease in EBIT for the quarter was primarily due to higher pulp costs and SG&A expenses, partially offset by higher net sales. The increase in EBIT for the full year was primarily driven by higher net sales and favorable plant performance, partially offset by higher pulp, freight costs, and employment costs.

According to Australian Bureau of Statistics data, approvals for detached houses, a key driver of Australian business' sales volume, were 24,803 for the quarter, a decrease of 13% compared to the prior corresponding period. For the full year, approvals for detached houses were 115,373, a decrease of 4% compared to the prior

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	7

OPERATING RESULTS - SEGMENT

corresponding period. The other key driver of our sales volume, the alterations and additions market, was flat and increased 3% for the quarter and full year ended 31 March 2019, respectively, when compared to the prior corresponding periods.

New Zealand Fiber Cement

Net sales in local currency for the quarter and full year increased 4% and 8%, respectively, from the prior corresponding periods, primarily driven by higher volume. EBIT in local currency decreased for the quarter and full year, compared to the prior corresponding periods, primarily due to unfavorable plant performance and higher input costs.

Philippines Fiber Cement

Volume for the quarter and full year increased 14% and 15%, respectively, when compared to the prior corresponding periods, primarily as a result of market penetration during the current fiscal year. EBIT in local currency for the quarter and full year decreased compared to the prior corresponding periods, driven by higher input costs, one time inventory adjustments and start-up costs associated with our capacity expansion.

Europe Building Products Segment

The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Fiber Gypsum. Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	Change	FY19	FY18	Change
Volume (mmsf)	219.0	7.3		815.8	34.0
Average net sales price per unit (per msf)	US$346	US$878	(61%)	US$354	US$950	(63%)

Fiber cement net sales	8.8	7.4	19%	35.8	36.3	(1%)
Fiber gypsum net sales[1]	89.9	—		332.5	—
Net sales	98.7	7.4		368.3	36.3
Gross profit[2]			NM			NM
Gross margin (%)[2]			NM			NM
EBIT[3]	7.1	(0.3)		10.0	0.3
EBIT margin (%)[3]	7.2	(4.1)	11.3 pts	2.7	0.8	1.9 pts

[1] Also includes cement bonded board net sales

[2] The change in gross profit and gross margin is not presented due to the impact from the acquisition of Fermacell during the first quarter of fiscal year 2019

[3] Includes Fermacell transaction and integration costs of US$4.1 million for the fourth quarter and US$21.8 million for the full year, as well as, a US$7.3 million inventory fair value adjustment during the full year resulting from acquisition accounting adjustments in Q1FY19

Net sales for the quarter and full year increased compared to the prior corresponding period, driven by the increase in volume due to the Fermacell acquisition on 3 April 2018. Average net sales price in US dollars for the quarter and full year decreased compared to prior corresponding periods, primarily due to product mix, as most of the volume in the current period was from fiber gypsum products, which have a lower average net sales price than fiber cement.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	8

OPERATING RESULTS - SEGMENT

EBIT for the quarter increased US$7.4 million, compared to the prior corresponding period, primarily due to additional earnings provided by Fermacell, partially offset by US$4.1 million of Fermacell integration costs.

EBIT for the full year increased US$9.7 million to US$10.0 million, compared to the prior corresponding period, primarily due to additional earnings provided by Fermacell, partially offset by costs associated with the Fermacell acquisition. These costs for the full year include integration costs of US$14.6 million, a one-time inventory fair value adjustment of US$7.3 million, and transaction costs of US$7.2 million.

Below, we have included Non-US GAAP measures, Europe Building Products segment Adjusted EBIT and Adjusted EBIT margin excluding costs associated with the acquisition. Note that the below reconciling items have not been excluded from Adjusted EBIT and Adjusted net operating profit as presented on pages 13 and 15, respectively.

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	FY19
Europe Building Products segment EBIT	7.1	10.0

Inventory fair value adjustment [1]	—	7.3
Transaction costs[2]	—	7.2
Integration costs[3]	4.1	14.6

Europe Building Products segment Adjusted EBIT excluding costs associated with the acquisition	11.2	39.1

Europe Building Products segment Adjusted EBIT margin excluding costs associated with the acquisition	11.3%	10.6%

[1] Under US GAAP, we are required to value the inventory acquired at fair market value, resulting in a preliminary total inventory fair value adjustment of US$7.3 million. As this inventory was sold during the first quarter of FY19, the entire adjustment was recognized into cost of goods sold during that quarter

[2] Transaction costs include certain non-recurring fees incurred in conjunction with the acquisition of Fermacell

[3] Integration costs relate to professional, legal and other fees incurred in conjunction with the integration of Fermacell

Net sales in the Europe Building Products segment for the quarter and full year of US$98.7 million and US$368.3 million, respectively, decreased 1% and increased 6%, respectively, from pro-forma net sales from the prior corresponding periods of US$99.5 million and US$348.8 million, respectively. In Euros, pro-forma net sales for the quarter and full year increased 7%.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	9

OPERATING RESULTS - SEGMENT

Other Businesses Segment

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	Change	FY19	FY18	Change
Net sales	1.8	3.3	(45%)	14.6	14.7	(1%)
Gross profit			NM			NM
Gross profit margin (%)			NM			NM
EBIT	(4.4)	(2.8)	(57%)	(30.9)	(8.6)
Product line discontinuation	(3.5)	—		(24.1)	—

The Other Businesses segment is comprised of our fiberglass windows business, which includes a fiberglass windows assembly facility as well as a fiberglass pultrusion business. In fiscal year 2019, we made the decision to shut down the fiberglass windows business and recorded product line discontinuation costs associated with the closure. In April 2019, we entered into a sale and purchase agreement for our fiberglass pultrusion portion of the business, which closed in the first quarter of fiscal year 2020.

EBIT loss for the quarter and full year was US$4.4 million and US$30.9 million, respectively. The EBIT loss for the quarter and full year was driven by product line discontinuation costs of US$3.5 million and US$24.1 million, respectively, as well as EBIT loss from operations of US$0.9 million and US$6.8 million, respectively. Product line discontinuation costs consist of impairment costs of US$12.9 million, inventory adjustments of US$8.5 million, and other related closure costs of US$2.7 million.

Research and Development Segment
We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment, or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	Change %	FY19	FY18	Change %
Segment R&D expenses	$(6.1)	$(6.8)	10	$(26.7)	$(25.4)	(5)
Segment R&D SG&A expenses	(1.0)	(0.5)		(2.3)	(2.4)	4
Total R&D EBIT	$(7.1)	$(7.3)	3	$(29.0)	$(27.8)	(4)

The change in segment R&D expenses for the quarter and full year was due to normal variation among our research and development projects. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects were US$3.3 million for the quarter and US$11.2 million for the full year, compared to US$2.1 million and US$7.9 million, respectively, for the prior corresponding periods. The increase was primarily driven by additional projects undertaken by the R&D team in our Europe Building Products segment.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	10

OPERATING RESULTS - SEGMENT

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	Change %	FY19	FY18	Change %
General Corporate SG&A expenses	$(14.7)	$(16.3)	10	$(57.3)	$(56.4)	(2)
Fermacell acquisition costs[1]	—	(5.3)		—	(10.0)
Asbestos:
Asbestos adjustments	(73.4)	(192.9)	62	(22.0)	(156.4)	86
AICF SG&A expenses[2]	(0.4)	(0.6)	33	(1.5)	(1.9)	21
General Corporate EBIT	$(88.5)	$(215.1)	59	$(80.8)	$(224.7)	64

[1] Relates to professional, legal and other fees incurred in FY2018 prior to the close of the Fermacell acquisition

[2] Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF

For the quarter, General Corporate SG&A expenses decreased when compared with the prior corresponding period, primarily due to a favorable settlement related to New Zealand weathertightness claims of US$1.1 million and favorable movements in recognized foreign exchange gains.

For the full year, General Corporate SG&A expenses increased US$0.9 million, compared to the prior corresponding period. This increase was primarily due to a non-recurring US$3.4 million gain in the prior year from the sale of a storage building located near our Fontana facility, as well as New Zealand weathertightness claims of US$3.3 million, partially offset by lower stock compensation expenses and favorable movements in recognized foreign exchange gains.

Asbestos adjustments for both periods primarily reflect the unfavorable actuarial adjustment recorded at year end in line with KPMGA's actuarial report, as well as, the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.

The AUD/USD spot exchange rates are shown in the table below:

FY19		FY18
31 March 2018	0.7681	31 March 2017	0.7644
31 March 2019	0.7096	31 March 2018	0.7681
Change ($)	(0.0585)	Change ($)	0.0037
Change (%)	(8)	Change (%)	—

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	11

OPERATING RESULTS - SEGMENT

For fiscal years 2019 and 2018, the asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	Full Year Ended 31 March
	FY19	FY18
Increase in actuarial estimate	$(72.7)	$(151.4)
Effect of foreign exchange rate movements	49.5	(5.3)
(Loss) gain on foreign currency forward contracts	(0.8)	1.4
Adjustments in insurance receivable	2.0	—
Asbestos research and education contribution	—	(1.1)
Asbestos adjustments	$(22.0)	$(156.4)
Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries decreased to A$1.400 billion at 31 March 2019 from A$1.443 billion at 31 March 2018. The change in the undiscounted and uninflated central estimate of A$43.1 million or 4% is primarily due to net cash outflows in the fiscal year 2019 of A$142.8 million partially offset by an increase to the actuarial estimate. The increase in the KPMGA actuarial estimate is primarily due to the impact of increasing the undiscounted and uninflated central estimate to prevailing costs at 31 March 2019 from 31 March 2018 levels and additional costs associated with overseas exposures.

During fiscal year 2019, mesothelioma claims reporting activity was below actuarial expectations and the prior corresponding period. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which was assumed to have occurred during the period 1 April 2014 through 31 March 2017. In fiscal year 2018, KPMGA formed the view that the increases in the mesothelioma claims reporting seen in recent years was a permanent effect, and therefore increased the projected number of future mesothelioma claims at 31 March 2018. The revised KPMGA modeling approach for mesothelioma claims considered the claimant’s age which resulted in a higher number of projected claims, partially offset by a reduction in projected average claim size.

At 31 March 2019, KPMGA has formed the view that although the mix of claimants by age was slightly favorable relative to expectations, at this time it is too early to reflect changes to the valuation adjustments given that 2018/2019 was the first year of the new model. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.

Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 19% on a discounted basis.

Asbestos gross cash outflows of A$154.4 million for fiscal year 2019 were slightly higher than the actuarial expectation of A$151.8 million.
Readers are referred to Note 12 of our 31 March 2019 consolidated financial statements for further information on asbestos adjustments.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	12

OPERATING RESULTS - OTHER

EBIT
The table below summarizes EBIT results as discussed above:

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	Change %	FY19	FY18	Change %
North America Fiber Cement[1]	$95.1	$103.4	(8)	$387.9	$381.9	2
Asia Pacific Fiber Cement	20.5	26.3	(22)	99.8	108.1	(8)
Europe Building Products	7.1	(0.3)		10.0	0.3
Other Businesses[2]	(0.9)	(2.8)	68	(6.8)	(8.6)	21
Research and Development	(7.1)	(7.3)	3	(29.0)	(27.8)	(4)
General Corporate[3]	(14.7)	(16.3)	10	(57.3)	(56.4)	(2)
Adjusted EBIT	100.0	103.0	(3)	404.6	397.5	2
Asbestos:
Asbestos adjustments	(73.4)	(192.9)	62	(22.0)	(156.4)	86
AICF SG&A expenses	(0.4)	(0.6)	33	(1.5)	(1.9)	21
Fermacell acquisition costs[4]	—	(5.3)		—	(10.0)
Product line discontinuation[5]	(3.5)	—		(29.5)	—
EBIT	$22.7	$(95.8)		$351.6	$229.2	53

[1] Excludes product line discontinuation expenses of US$5.4 million for the full year 2019, as a result of our decision to discontinue our MCT product line, as well as, certain excess and obsolete ColorPlus® color palettes

[2] Excludes product line discontinuation expenses of US$3.5 million and US$24.1 million for the quarter and full year 2019, respectively, as a result of our decision to discontinue our Windows business

[3] Excludes Asbestos-related expenses and adjustments, and acquisition costs incurred prior to the close of Fermacell

[4] Relates to professional, legal and other fees incurred in FY2018 prior to the close of the Fermacell acquisition

[5] Product line discontinuation expenses include asset impairments and other charges as a result of our decision to discontinue product lines in both our North America Fiber Cement segment and our Other Businesses segment

Net Interest Expense

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	Change %	FY19	FY18	Change %
Gross interest expense	$(16.2)	$(11.2)	(45)	$(59.6)	$(37.7)	(58)
Capitalized interest	1.7	1.7	—	5.4	4.8	13
Interest income	0.7	0.7	—	2.1	1.5	40
Net AICF interest income	0.5	0.9	(44)	2.0	1.9	5
Net interest expense	$(13.3)	$(7.9)	(68)	$(50.1)	$(29.5)	(70)

Gross interest expense for the quarter and full year increased US$5.0 million and US$21.9 million, respectively, when compared to the prior corresponding periods, primarily due to the higher outstanding balance of our senior unsecured notes, which includes the financing of the Fermacell acquisition.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	13

OPERATING RESULTS - OTHER

Other Income

During the quarter, other income decreased from US$0.5 million in the prior corresponding period to nil. For the full year, other income decreased from US$0.7 million in the prior corresponding period to US$0.1 million. The movement in other income is primarily driven by the valuation of our interest rate swaps.

Income Tax

	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	FY19	FY18
Income tax (expense) benefit (US$ Millions)	(8.6)	45.6	(71.8)	(28.2)
Effective tax rate (%)	91.5	44.2	23.9	16.2

Adjusted income tax expense[1] (US$ Millions)	(12.4)	(13.6)	(52.1)	(75.5)
Adjusted effective tax rate[1] (%)	14.4	14.4	14.8	20.6

[1] Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, product line discontinuation, loss on early debt extinguishment, and other tax adjustments

Total income tax expense for the quarter increased US$54.2 million when compared to the prior corresponding period. The increase in income tax expense was primarily due to the change in the asbestos actuarial adjustment, when compared to the prior corresponding period.

Total income tax expense for the full year increased US$43.6 million, when compared to the prior corresponding period. The increase was primarily due to the change in the accounting treatment of the amortization of intangible assets which did not apply in the prior corresponding period and the change in the asbestos actuarial adjustment, partially offset by the decrease in the US corporate income tax rate.

Total Adjusted income tax expense for the quarter and full year decreased US$1.2 million and US$23.4 million, respectively, compared to the prior corresponding periods. The decrease in Adjusted income tax expense for the quarter and full year was driven by adjustments from the ongoing accounting treatment of amortization of intangible assets and a reduction in the US statutory corporate tax rate.

Readers are referred to Note 15 of our 31 March 2019 consolidated financial statements for further information related to income tax.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	14

OPERATING RESULTS - OTHER

Net Operating Profit

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	Change %	FY19	FY18	Change %
EBIT	$22.7	$(95.8)		$351.6	$229.2	53

Net interest expense	(13.3)	(7.9)	(68)	(50.1)	(29.5)	(70)
Loss on early debt extinguishment[1]	—	—		(1.0)	(26.1)	96
Other income	—	0.5		0.1	0.7	(86)
Income tax (expense) benefit	(8.6)	45.6		(71.8)	(28.2)
Net operating profit (loss)	0.8	(57.6)	101	228.8	146.1	57

Excluding:
Asbestos:
Asbestos adjustments	73.4	192.9	(62)	22.0	156.4	(86)
AICF SG&A expenses	0.4	0.6	(33)	1.5	1.9	(21)
AICF interest income, net	(0.5)	(0.9)	44	(2.0)	(1.9)	5
Fermacell acquisition costs[2]	—	5.3		—	10.0
Product line discontinuation[3]	3.5	—		29.5	—
Loss on early debt extinguishment[1]	—	—		1.0	26.1	(96)
Tax adjustments[4]	(3.8)	(59.2)	94	19.7	(47.3)
Adjusted net operating profit	73.8	81.1	(9)	300.5	291.3	3

Adjusted diluted earnings per share (US cents)	17	18		68	66

1 In December 2017, we redeemed our 5.875% senior notes due 2023 and recorded a loss on early debt extinguishment in connection with this redemption of US$26.1 million, including call redemption premiums and unamortized financing costs. In October 2018, we repaid our outstanding 364-day term loan facility and incurred a loss of US$1.0 million, associated with unamortized financing costs. Readers are referred to Note 10 of our 31 March 2019 consolidated financial statements for further information related to long-term debt.

[2] Relates to professional, legal and other fees incurred in FY2018 in conjunction with the acquisition of Fermacell

[3] Product line discontinuation expenses incurred in FY2019 include asset impairments and other charges as a result of our decision to discontinue product lines in both our North America Fiber Cement and Other Businesses segments

[4] Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, product line discontinuation, loss on early debt extinguishment, and other tax adjustments

Adjusted net operating profit of US$73.8 million for the quarter decreased US$7.3 million, or 9%, compared to the prior corresponding period, primarily due to higher net interest expense of US$5.4 million and a US$3.0 million decrease in Adjusted EBIT, partially offset by lower Adjusted income tax expense of US$1.2 million. The decrease in Adjusted EBIT was driven by the underlying performance of the operating business units when compared to the prior corresponding period, primarily due to the US$8.3 million and US$5.8 million decrease in Adjusted EBIT in the North America Fiber Cement and Asia Pacific Fiber Cement segments, respectively. The decrease was partially offset by the US$7.4 million increase in EBIT in the Europe Building Products segment, compared to the prior corresponding period.

Adjusted net operating profit of US$300.5 million for the full year increased US$9.2 million, or 3%, compared to the prior corresponding period, primarily due to lower Adjusted income tax expense of US$23.4 million and a US$7.1 million increase in Adjusted EBIT, partially offset by higher net interest expense of US$20.6 million. The increase in Adjusted EBIT was primarily driven by the favorable underlying performance of the operating business units when compared to the prior corresponding period.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	15

OTHER INFORMATION

Cash Flow
Operating Activities
Cash provided by operating activities decreased US$14.4 million to US$287.6 million. The decrease in cash provided by operating activities was primarily driven by changes in other operating assets and liabilities of US$56.2 million and net cash outflows in working capital of US$20.1 million, partially offset by a US$61.9 million increase in net income adjusted for non-cash items. The primary driver of the change in other operating assets and liabilities was due to changes in income taxes payable and other normal variations in the course of our business. The net cash outflow in working capital was primarily due to the timing of payments in accounts payable and the timing of collections in accounts receivable, partially offset by the buildup of inventories in the North America Fiber Cement segment in the prior year, related to our then capacity constraint.
Investing Activities
Cash used in investing activities increased US$609.0 million to US$848.0 million. The increase in cash used in investing activities was primarily due to the US$558.7 million acquisition of Fermacell, as well as an increase in purchases in property, plant and equipment of US$97.4 million. The increase in capital expenditures was primarily related to the greenfield expansion projects in Prattville and Tacoma. This was partially offset by higher net proceeds from AICF's short-term investments of US$66.2 million.
Financing Activities
Cash provided by financing activities increased US$303.6 million to US$364.2 million. The increase in cash provided by financing activities was primarily driven by higher net proceeds from credit facilities and senior notes of US$125.0 million and US$102.0 million, respectively, as well as AICF's repayment of its NSW loan in the prior year of US$51.9 million, compared to nil in the current year.

Capacity Expansion

We continually evaluate the capacity required to service the housing markets in which we operate to ensure we meet demand and achieve our market penetration objectives. During the current quarter:

In North America we:

•	Continued the start-up of our Tacoma greenfield expansion project, which is expected to be completed in the first half of fiscal year 2020;

•
Continued the construction of a greenfield expansion project in Prattville, Alabama, which is expected to be commissioned in the first half of fiscal year 2021 at an estimated total cost of US$240.0 million; and

•	Continued the planning and design of an expansion project within our ColorPlus® product line, including projects at our Peru and Pulaski facilities, and a greenfield project in Massachusetts.
In Asia Pacific we:

•	Completed the start-up of the additional capacity expansion in the Philippines; and

•
Continued the planning and design of a brownfield expansion project at our existing Carole Park facility in Australia with an estimated total cost of A$28.5 million. The brownfield expansion project is expected to be commissioned by the first quarter of fiscal year 2021.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	16

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position decreased from US$281.6 million at 31 March 2018 to US$78.7 million at 31 March 2019.

At 31 March 2019, we held two forms of debt: an unsecured revolving credit facility and senior unsecured notes. The effective weighted average interest rate on our total debt was 4.4% and 4.7% at 31 March 2019 and 31 March 2018, respectively. The weighted average term of all debt, including undrawn facilities, was 6.3 years and 6.9 years at 31 March 2019 and 31 March 2018, respectively.

At 31 March 2019, we had a US$500.0 million unsecured revolving credit facility. At 31 March 2019, a total of US$150.0 million was drawn from the unsecured revolving facility, compared to US$100.0 million at 31 March 2018. The unsecured revolving credit facility's expiration date is December 2022 and the size of the facility may be increased by up to US$250.0 million.

On 3 April 2018, we drew €400.0 million (US$492.4 million based on the exchange rate at 3 April 2018) from the 364-day term loan facility, and used these funds to complete the Fermacell acquisition. In October 2018, we completed the sale of €400.0 million (US$458.8 million, based on the exchange rate at 3 October 2018) aggregate principal amount of 3.625% senior unsecured notes due 2026. The proceeds from the offering were used to repay our outstanding 364-day term loan facility.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flows from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Capital Management and Dividends
The following table summarizes the dividends declared or paid in respect of fiscal years 2019, 2018 and 2017:

US$ Millions	US Cents/ Security	Total US$ (Millions)	Announcement Date	Record Date	Payment Date
FY 2019 second half dividend	0.26	115.0	21 May 2019	6 June 2019	2 August 2019
FY 2019 first half dividend	0.10	43.6	8 November 2018	12 December 2018	22 February 2019
FY 2018 second half dividend	0.30	128.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	17

OTHER INFORMATION

We periodically review our capital structure and capital allocation objectives and expect the following prioritization to remain:
•invest in R&D and capacity expansion to support organic growth;

•	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit, excluding asbestos;

•	maintain flexibility to manage through market cycles; and

•	consider flexibility for accretive and strategic inorganic growth and/or other shareholder returns when appropriate.

Other Asbestos Information
Claims Data

	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	Change %	FY19	FY18	Change %
Claims received	133	129	(3)	568	562	(1)
Actuarial estimate for the period	144	144	—	576	576	—
Difference in claims received to actuarial estimate	11	15		8	14

Average claim settlement[1] (A$)	219,000	231,000	5	262,000	253,000	(4)
Actuarial estimate for the period[2]	290,000	283,000	(2)	290,000	283,000	(2)
Difference in claims paid to actuarial estimate	71,000	52,000		28,000	30,000

[1] Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements
[2] This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

For the period ended 31 March 2019, we noted the following related to asbestos-related claims:

•	Claims received during the full year were 1% below actuarial estimates and 1% higher than the prior corresponding period;

•	Mesothelioma claims reported for the full year were 4% lower than actuarial expectations and 5% lower than the prior corresponding period;

•	The average claim settlement for the quarter and full year was 24% and 10% below actuarial expectations, respectively;

•	Average claim settlement sizes were lower for most disease types, including mesothelioma claims for most age groups, compared to actuarial expectations for fiscal year 2019; and

•	The decrease in the average claim settlement for the full year versus actuarial estimates was largely attributable to lower average claim settlement for non-mesothelioma claims.

AICF Funding

On 2 July 2018, we made a payment of A$138.4 million (US$103.0 million) to AICF, representing 35% of our free cash flow for fiscal year 2018. Free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2018 operating cash flow of US$295.0 million less an adjustment of US$0.8 million, resulting in free cash flow of US$294.2 million for fiscal year 2018, as defined by the AFFA.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	18

OTHER INFORMATION

We anticipate that we will make a contribution of approximately US$100.9 million to AICF on 1 July 2019. This amount represents 35% of our free cash flows of US$288.4 million. Our free cash flow as defined by the AFFA, is our operating cash flow per US GAAP in effect in December 2004. To reconcile our current year operating cash flow of US$287.6 million to 2004 US GAAP, a US$0.8 million adjustment is required.
From the time AICF was established in February 2007 through the date of this Report, we have contributed approximately A$1,193.4 million to the fund.

Readers are referred to Notes 2 and 12 of our 31 March 2019 consolidated financial statements for further information on asbestos.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	19

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	20

NON-US GAAP FINANCIAL TERMS

This Management’s Analysis of Results includes certain financial information to supplement the Company’s consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include:

•	Adjusted EBIT;

•	North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation;

•	Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition;

•	Adjusted EBIT margin;

•	North America Fiber Cement Segment Adjusted EBIT margin excluding product line discontinuation;

•	Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition;

•	Adjusted net operating profit;

•	Adjusted diluted earnings per share;

•	Adjusted operating profit before income taxes;

•	Adjusted income tax expense;

•	Adjusted effective tax rate;

•	Adjusted EBITDA;

•	Adjusted EBITDA excluding Asbestos;

•	Adjusted selling, general and administrative expenses (“Adjusted SG&A”); and

•	Adjusted return on capital employed ("Adjusted ROCE").

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Non-financial Terms
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors
New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	21

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents
Adjusted EBIT

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	FY19	FY18
EBIT	$22.7	$(95.8)	$351.6	$229.2
Asbestos:
Asbestos adjustments	73.4	192.9	22.0	156.4
AICF SG&A expenses	0.4	0.6	1.5	1.9
Fermacell acquisition costs	—	5.3	—	10.0
Product line discontinuation	3.5	—	29.5	—
Adjusted EBIT	$100.0	$103.0	$404.6	$397.5
Net sales	624.8	525.9	2,506.6	2,054.5
Adjusted EBIT margin	16.0%	19.6%	16.1%	19.3%
North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	FY19
North America Fiber Cement Segment EBIT	$95.1	$382.5

Product line discontinuation	—	5.4
North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation	$95.1	$387.9
North America Fiber Cement segment net sales	422.0	1,676.9
North America Fiber Cement Segment Adjusted EBIT margin excluding product line discontinuation	22.5%	23.1%
Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	FY19
Europe Building Products Segment EBIT	$7.1	$10.0

Inventory fair value adjustment	—	7.3
Transaction costs	—	7.2
Integration costs	4.1	14.6
Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition	$11.2	$39.1
Europe Building Products segment net sales	98.7	368.3
Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition	11.3%	10.6%

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	22

NON-US GAAP FINANCIAL MEASURES

Adjusted net operating profit

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	FY19	FY18
Net operating profit (loss)	$0.8	$(57.6)	$228.8	$146.1
Asbestos:
Asbestos adjustments	73.4	192.9	22.0	156.4
AICF SG&A expenses	0.4	0.6	1.5	1.9
AICF interest income, net	(0.5)	(0.9)	(2.0)	(1.9)
Loss on early debt extinguishment	—	—	1.0	26.1
Fermacell acquisition costs	—	5.3	—	10.0
Product line discontinuation	3.5	—	29.5	—
Tax adjustments[1]	(3.8)	(59.2)	19.7	(47.3)
Adjusted net operating profit	$73.8	$81.1	$300.5	$291.3

[1] Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, product line discontinuation, loss on early debt extinguishment and other tax adjustments
Adjusted diluted earnings per share

	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	FY19	FY18
Adjusted net operating profit (US$ millions)	$73.8	$81.1	$300.5	$291.3
Weighted average common shares outstanding - Diluted (millions)	443.4	443.0	443.0	442.3
Adjusted diluted earnings per share (US cents)	17	18	68	66

Adjusted effective tax rate

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	FY19	FY18
Operating profit (loss) before income taxes	$9.4	$(103.2)	$300.6	$174.3
Asbestos:
Asbestos adjustments	73.4	192.9	22.0	156.4
AICF SG&A expenses	0.4	0.6	1.5	1.9
AICF interest income, net	(0.5)	(0.9)	(2.0)	(1.9)
Loss on early debt extinguishment	—	—	1.0	26.1
Fermacell acquisition costs	—	5.3	—	10.0
Product line discontinuation	3.5	—	29.5	—
Adjusted operating profit before income taxes	$86.2	$94.7	$352.6	$366.8

Income tax (expense) benefit	(8.6)	45.6	(71.8)	(28.2)
Tax adjustments[1]	(3.8)	(59.2)	19.7	(47.3)
Adjusted income tax expense	$(12.4)	$(13.6)	$(52.1)	$(75.5)
Effective tax rate	91.5%	44.2%	23.9%	16.2%
Adjusted effective tax rate	14.4%	14.4%	14.8%	20.6%

[1] Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, product line discontinuation, loss on early debt extinguishment and other tax adjustments

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	23

NON-US GAAP FINANCIAL MEASURES

Adjusted EBITDA excluding Asbestos

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	FY19	FY18
EBIT	$22.7	(95.8)	$351.6	$229.2
Depreciation and amortization	30.7	23.4	119.4	92.0
Adjusted EBITDA	$53.4	$(72.4)	$471.0	$321.2
Asbestos:
Asbestos adjustments	73.4	192.9	22.0	156.4
AICF SG&A expenses	0.4	0.6	1.5	1.9
Adjusted EBITDA excluding Asbestos	$127.2	$121.1	$494.5	$479.5
Adjusted selling, general and administrative expenses (“Adjusted SG&A”)

US$ Millions	Three Months and Full Year Ended 31 March
	Q4 FY19	Q4 FY18	FY19	FY18
SG&A expenses	$102.3	$85.1	$403.6	$311.3
Excluding:
AICF SG&A expenses	(0.4)	(0.6)	(1.5)	(1.9)
Fermacell acquisition costs	—	(5.3)	—	(10.0)
Product line discontinuation	(0.7)	—	(2.1)	—
Adjusted SG&A expenses	$101.2	$79.2	$400.0	$299.4
Net sales	624.8	525.9	2,506.6	2,054.5
SG&A expenses as a percentage of net sales	16.4%	16.2%	16.1%	15.2%
Adjusted SG&A expenses as a percentage of net sales	16.2%	15.1%	16.0%	14.6%

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	24

NON-US GAAP FINANCIAL MEASURES

Adjusted return on capital employed (“Adjusted ROCE”)

US$ Millions	Full Year Ended 31 March[1]
	FY19	FY18
Numerator
Adjusted EBIT	$404.6	$397.5
Adjustments to EBIT[2]	(7.3)	—
Adjusted EBIT for ROCE	397.3	397.5
Denominator
Gross capital employed (GCE)	1,492.7	1,272.0
Adjustments to GCE[3]	(77.4)	(24.3)
Adjusted gross capital employed[3]	1,415.3	1,247.7
Adjusted ROCE	28.1%	31.9%
[1] Adjusted ROCE is used to assess annual financial results and therefore is not presented for the three months ended 31 March 2019
[2] Adjustments as calculated according to ROCE stock compensation plan documents
[3] Calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments) dividends payables and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the renumeration committee; (iii) adding back leasehold assets for manufacturing facilities and other material leased assets; and (iv) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	25

SUPPLEMENTAL FINANCIAL INFORMATION

As set forth in Note 12 of the consolidated financial statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The Company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability.

Further, the Company's annual payment to AICF is determined by reference to the free cash flow as defined in the AFFA. Free cash flow for these purposes is defined as the Company's operating cash flow, based on US GAAP as of 21 December 2004. As there have been changes to US GAAP since the AFFA was entered into, the annual payment is no longer based upon the current US GAAP operating cash flow statement.

Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance, as well as estimating the annual payment due to AICF. The following non-GAAP tables should be read in conjunction with the consolidated financial statements and related notes contained therein.

James Hardie Industries plc
Supplementary Financial Information
31 March 2019
(Unaudited)

US$ Millions	Total Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$—	$39.8	39.8
Restricted short term investments – Asbestos	—	17.7	17.7
Insurance receivable – Asbestos[1]	—	51.2	51.2
Workers compensation asset – Asbestos[1]	—	27.8	27.8
Deferred income taxes – Asbestos	—	349.3	349.3
Asbestos liability[1]	—	1,089.6	1,089.6
Workers compensation liability – Asbestos[1]	—	27.8	27.8
Income taxes payable[1]	63.9	(25.3)	38.6
Asbestos adjustments	—	(22.0)	(22.0)
Selling, general and administrative expenses	(402.1)	(1.5)	(403.6)
Net interest (expense) income	(52.1)	2.0	(50.1)
Income tax (expense) benefit	(93.0)	21.2	(71.8)
[1] The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our consolidated balance sheets.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	26

SUPPLEMENTAL FINANCIAL INFORMATION

James Hardie Industries plc
Supplementary Statements of Cash Flows
For the Full Year Ended
31 March 2019
(Unaudited)

US$ Millions	US GAAP as of 21 December 2004	Reconciling Items to Current US GAAP	As Reported
Cash Flows From Operating Activities
Net income	$228.8	$—	$228.8
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	119.4	—	119.4
Deferred income taxes	12.7	—	12.7
Stock-based compensation	12.5	—	12.5
Asbestos adjustments	22.0	—	22.0
Asset impairments	15.9	—	15.9
Loss on early debt extinguishment	1.0	—	1.0
Other, net	16.3	—	16.3
Changes in operating assets and liabilities:
Restricted cash and cash equivalents - Asbestos	103.8	(103.8)	—
Payment to AICF	(103.0)	103.0	—
Accounts and other receivables	(18.1)	—	(18.1)
Inventories	(28.6)	—	(28.6)
Prepaid expenses and other assets	(1.7)	—	(1.7)
Insurance receivable - Asbestos	4.8	—	4.8
Accounts payable and accrued liabilities	(12.9)	—	(12.9)
Asbestos liability	(108.8)	108.8	—
Claims and handling costs paid - Asbestos	—	(108.8)	(108.8)
Income taxes payable	8.8	—	8.8
Other accrued liabilities	15.5	—	15.5
Net cash provided by operating activities	$288.4	$(0.8)	$287.6

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(301.1)	$—	$(301.1)
Capitalized interest	(5.4)	—	(5.4)
Acquisition of business, net of cash acquired	(558.7)	—	(558.7)
Purchase of restricted short-term investments - Asbestos	—	(89.1)	(89.1)
Proceeds from restricted short-term investments - Asbestos	—	106.3	106.3
Net cash used in investing activities	$(865.2)	$17.2	$(848.0)

Cash Flows From Financing Activities
Proceeds from credit facilities	$230.0	$—	$230.0
Repayments of credit facilities	(180.0)	—	(180.0)
Proceeds from 364-day term loan facility	492.4	—	492.4
Repayment of 364-day term loan facility	(458.8)	—	(458.8)
Proceeds from senior unsecured notes	458.8	—	458.8
Debt issuance costs	(6.1)	—	(6.1)
Dividends paid	(172.1)	—	(172.1)
Net cash provided by financing activities	$364.2	$—	$364.2
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	9.7	(3.1)	6.6
Net decrease in cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(202.9)	$13.3	$(189.6)

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	27

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:

▪	statements about the Company’s future performance;

▪	projections of the Company’s results of operations or financial condition;

▪	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

▪	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

▪	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

▪	expectations concerning dividend payments and share buy-backs;

▪	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

▪	statements regarding tax liabilities and related audits, reviews and proceedings;

▪	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

▪	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

▪
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

▪
statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 21 May 2019, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 4th Quarter and Full Fiscal Year 2019	28